Morrison Health Care, Inc.
Exhibit 11 - STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except per share data)

                                       Thirteen Weeks Ended        Twenty-Six Weeks Ended
                                        November 30, 1996           November  30, 1996
Primary
Average shares outstanding                    11,784                     11,783

Net effect of dilutive stock options -
based on the treasury stock method
using average market price                        47                         51
Total                                         11,831                     11,834

Net Income Per share amount                    $0.23                      $0.46